**NetWire LLC**
**Balance Sheet**
**(Unaudited)**

|                                          | June 30, 2022 |
| ---------------------------------------- | ------------: |
| **ASSETS**                               |               |
| Cash                                     | $          -  |
| Total current assets                     |          -    |
| Total assets                             | $          -  |
| **LIABILITIES AND MEMBERS' EQUITY**      |               |
| Total current liabilities                | $   1,300,000 |
| Commitments and contingencies            |          -    |
| Common Units, no par value;10,000,000 units issued and outstanding | |
| Members' contributions                   |          -    |
| Accumulated deficit                      |   (1,300,000) |
| Total members' equity                    |   (1,300,000) |
| Total liabilities and members' equity    | $          -  |